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Exhibit 1.5

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

NOTICE OF COMPULSORY ACQUISITION

May 7, 2007

Dear Shareholder of Cumberland Resources Ltd.,

        Agnico-Eagle Mines Limited ("Agnico-Eagle") and Agnico-Eagle Acquisition Corporation ("Agnico Acquisition" and, together with Agnico-Eagle, the "Offerors") made an offer pursuant to an offer and circular dated March 12, 2007 (the "Original Offer"), as amended and supplemented by the notice of extension and subsequent offering period dated April 17, 2007 (as amended and supplemented, the "Offer"), to purchase all outstanding common shares ("Cumberland Shares") of Cumberland Resources Ltd. ("Cumberland"), together with the associated rights under the shareholder rights plan of Cumberland, other than those Cumberland Shares already owned by Agnico-Eagle or its affiliates, which included Cumberland Shares that may become issued and outstanding after the date of the Original Offer, but before the expiry time of the Offer upon the exercise of options to purchase Cumberland Shares. The Offer was made on the basis of 0.185 of a common share of Agnico-Eagle (an "Agnico-Eagle Share") for each Cumberland Share. The Offer expired at 5:00 p.m. (Toronto time) on April 30, 2007.

        Capitalized terms used but not otherwise defined in this Notice of Compulsory Acquisition have the respective meanings ascribed thereto in the Offer, which is available in Cumberland's filings at www.sedar.com.

        Shareholders of Cumberland holding more than 90% of the issued and outstanding Cumberland Shares not previously owned by Agnico-Eagle and its affiliates accepted the Offer. The Offerors have taken up and paid for all Cumberland Shares validly deposited under the Offer.

        The Offerors hereby give you notice that they are exercising their right under section 300 of the Business Corporations Act (British Columbia) (the "BCBCA") to acquire (the "Compulsory Acquisition") all of the Cumberland Shares to which the Offer relates, other than the Cumberland Shares owned by Agnico-Eagle or its affiliates which the Offerors did not acquire under the Offer. All Cumberland Shares acquired pursuant to the Compulsory Acquisition will be acquired by Agnico Acquisition.

Compulsory Acquisition

        Pursuant to section 300 of the BCBCA, upon providing this Notice of Compulsory Acquisition, the Offerors will be entitled and bound to acquire every Cumberland Share that they did not acquire under the Offer, for the same price and on the same terms contained in the Offer, subject to an order of the courts that directs otherwise.

Letter of Transmittal

        Enclosed with this Offerors' Notice is a letter of transmittal (the "Letter of Transmittal") that is to be completed and returned to Computershare Investor Services Inc. ("Computershare") at the address set forth below in the enclosed envelope.

        Unless a court orders otherwise, the Offerors intend to deliver a copy of this notice to Cumberland on or about July 8, 2007 at which time you will be deemed to have ceased to be a shareholder of Cumberland. To facilitate delivery of Agnico-Eagle Shares and cash in lieu of fractional Agnico-Eagle Shares, if applicable, to you in payment of the Cumberland Shares to be acquired under this Compulsory Acquisition, the Offerors hereby request that you send all certificates representing your Cumberland Shares to Computershare at one of the following addresses as soon as possible:

By Registered Mail	By Hand or by Courier
Computershare Investor Services Inc. P.O. Box 7021 31 Adelaide Street East Toronto, ON M5C 3H2	Computershare Investor Services Inc. 9th Floor 100 University Avenue Toronto, ON M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions
Toll Free: 1-800-564-6253 E-Mail: corporateactions@computershare.com

        The method used to deliver certificates representing your Cumberland Shares to Computershare is at your option and risk. If certificates for Cumberland Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of July 8, 2007 to permit delivery to Computershare at or prior to 5:00 p.m. (Toronto time) on such date. Delivery will only be effective upon physical receipt by Computershare.

        If a certificate for Cumberland Shares has been lost, destroyed, mutilated or mislaid, you should contact Computershare, which will provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that Computershare may contact you.

        If you complete and deliver to Computershare the Letter of Transmittal with the certificates representing your Cumberland Shares on or before 5:00 p.m. (Toronto time) on July 8, 2007, certificates representing the Agnico-Eagle Shares to which you are entitled and, if applicable, a cheque for any amount owing in lieu of a fractional Agnico-Eagle Share, will be sent to you by mail promptly after July 8, 2007.

        The foregoing is a summary only of the Compulsory Acquisition and is qualified in its entirety by the provisions of section 300 of the BCBCA. Section 300 of the BCBCA is complex and may require strict adherence to notice and timing provisions, failing which your rights may be lost or altered. If you wish to be better informed about the provisions of section 300 of the BCBCA, you should consult your legal advisors.

        Questions and requests for assistance may be directed to Computershare at the above address and telephone numbers.

        We welcome you as a shareholder of Agnico-Eagle.

Yours very truly,

SEAN BOYD
Vice-Chairman and Chief Executive Officer,
Agnico-Eagle Mines Limited
and
President,
Agnico-Eagle Acquisition Corporation

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NOTICE OF COMPULSORY ACQUISITION